LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

 TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

Via Edgar

May 27, 2014

Geoff Kruczek, Esq.

Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Poage Bankshares, Inc. File No. 001-35295

Definitive Additional Materials on Schedule 14A, Filed May 5, 2014

Response to SEC Comments

Dear Mr. Kruczek:

On behalf of Poage Bankshares, Inc. (the “Company”), we are responding to your letter dated May 6, 2014, regarding the definitive additional materials filed by the Company on May 5, 2014. Set forth below are the comments set forth in your May 6 letter, followed by the Company’s responses to the comments.

Definitive Additional Materials Filed on May 5, 2014

1.	We note your statement that your “stockholders deserve directors who will serve the interests of all stockholders, not just one particular stockholder.” Please provide supplemental support for your assertion that the nominee of Joseph Stilwell, if elected as a director, would serve only the interests of the Stilwell Group, rather than the interests of all stockholders. Alternatively, please refrain from making this or similar unsupported statements in future filings.

Response: The Company’s additional definitive material raised as a matter relevant for shareholder consideration whether a nominee would serve the interests of all stockholders. The Company believes that raising the matter was appropriate in view of the facts that the Stilwell Group’s nominee was nominated by one stockholder (or more precisely one related group of stockholders), and that the Stilwell Group’s stated goal is to force the sale of the Company. Under these circumstances it seems to be a legitimate question whether the nominee will be beholden to the Stilwell Group and the pursuit of its goals. However, the Company will refrain from making this assertion in the future unless additional supporting facts come to light.

LUSE GORMAN POMERENK & SCHICK

             A PROFESSIONAL CORPORATION

Geoff Kruczek , Esq.

May 27, 2014

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you require any additional information, please feel free to call the undersigned at (202) 274-2020, or Kip Weissman at (202) 274-2029.

Sincerely,

/s/ Robert Lipsher

Robert Lipsher

cc:	David Lin, Esq.

Mr. Ralph E. Coffman, Jr.

Kip A. Weissman, Esq.

Adam Wheeler, Esq.